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August 17, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC, 20549
Attn.:	Patrick Enunwaonye
Gary Todd

Re:	China Energy Savings Technology, Inc. Form 10-KSB for the fiscal year ended September 30, 2004 Form 10-QSB for the quarter ended December 31, 2004 File No. 000-31047

Messrs. Enunwaonye and Todd:

On behalf of China Energy Savings Technology, Inc. (the “Company”), Set forth below are the Company’s responses to the Staff’s comment letter dated August 11, 2005 with respect to the above referenced periodic reports of the Company. We have reproduced the Staff’s comments and have followed each comment with the Company’s response. References in this letter to “we,”“our” or “us” mean the Company or its advisors, as the context may require.

Securities and Exchange Commission
Division of Corporation Finance
August 17, 2005

Form 10-KSB for the fiscal year September 30, 2004

Financial Statements

Consolidated Statements of Shareholders' Equity, page F-6

1.
We refer to your response to comment 6.  Revise future filings to incorporate the proposed disclosure and schedule.  Since the table is a reconciliation of the number of shares issued in the merger, please remove the “$” signs prior to incorporation in your filing.

Response: In response to your comment, we will remove the “$” signs in the reconciliation of the number of shares issued in the merger prior to incorporation in our coming filings.

Note 1 - Summary of Significant Accounting Policies and Organization, page F-8

Organization

2.
Your response to comment 9 indicates that the discount rate utilized in determining the present value of an energy savings installment contracts is based on “the best appropriate” under the guidance from paragraphs 12 through 14 to APB 21.  Future filings should describe how you determine the discount rate and should describe why you believe your method is appropriate in GAAP.

Response: The Company used the best lending rate in China as of the relevant quarter ends in determining the net present value of notes receivable outstanding on energy savings sharing contracts at the time the contract was entered into. In accordance with APBO 21, Interest on Receivables and Payables, the Company believes that by using this rate reflects what a company would be charged on this type of transaction if the funds were borrowed from an independent lender. In future filings we will include a description of how we determine the discount rate and being an appropriate method under GAAP. The interest rate used may be subject to change, based upon the prevailing interest rate at the period end.

Securities and Exchange Commission
Division of Corporation Finance
August 17, 2005

Note 11 - Taxes Payable, page F-20

3.
Your response to prior comment 15 indicates that the tax waiver also included the accrued VAT tax.  A VAT tax, when accrued, is normally presented as a reduction of gross revenue as opposed to income tax expense.  Based on your income statements, it does not appear that the waived VAT tax was reported as income tax expense as the underlying amounts were accrued.  That is, as sales were made.  Accordingly, tell us why it is appropriate to report waived VAT tax as reduction of income tax expense.  Explain why the income statement classification of this item is appropriate.

Response: The Company has treated the waiver of the VAT tax as a reduction of income tax expense since this was a unique situation as the local Chinese tax authority granted a one-time waiver for all accrued accumulated taxes prior to January 1, 2004, the Company believes that the presentation of this transaction in its financial statements was the most conservative approach. The Company believes that by recording the refund of the VAT tax of $2,477,062 as an addition to gross revenues would distort the Company’s gross profit and thus be misleading as to the actual results of the Company. As part of the Company’s filings the Company will include additional disclosures stating the reasons why the Company has presented this refund in this fashion.

Forms 10-QSB for Fiscal 2005

4.
We refer to your response to comment 16.  As set forth in Regulation S-B an entity is not small business eligible once it reports two consecutive years of revenues in excess of $25 million for both 2003 and 2004.  Accordingly, you are not small business eligible as of October 1, 2004.  Amend the Forms 10-QSB for fiscal 2005 to report on Form 10-Q and to provide any other disclosures required by Regulation S-X.

Response: We respectfully disagree with your comment. Item 10.a.2.iii of Regulation S-B provides “once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit…at the end of two consecutive years.” In the year 2003, the Company, named Rim Holdings, Inc. at the time, reported total revenues of $695,167 on its Annual Report for fiscal year ended 2003. Such revenue is clearly below the $25 Million revenue limit and the Company is thus eligible to use Regulation S-B disclosure. Item 10.a.2.v. of Regulation S-B further provides that “the determination (as to the reporting category) made for a reporting company at the end of its fiscal year governs all reports relating to the next fiscal year. An issuer may not change from one category to another with respect to its reports under the Exchange Act for a single fiscal year.” As a result, since its reporting category at the end of 2003 is S-B, the Company’s reporting category for 2004 is also S-B.

Securities and Exchange Commission
Division of Corporation Finance
August 17, 2005

In the year 2004, the Company acquired a 50% interest in Starway Management Limited (“Starway”). In the Annual Report of the Company for fiscal year ended 2004, the Company reported consolidated revenues of $ 30,997,070. We believe that since the Company acquired only a 50% interest in Starway and under no condition would the Company be entitled to actually receive more than half of the profits of Starway, the actual revenues of the Company can only be $15,498,535. However, even if we agree that the entire $30,997,070 be counted, the Company only exceeded the revenue limit in 2004. Under the transaction rules provided by Item 10.a.2. of Regulation S-B, the Company continues to be a small business issuer until the end of the current fiscal year; and assuming that their revenues exceed $25 Million in 2005, the Company would be subject to Regulation S-K starting October 1, 2005.

Based on this analysis, we respectfully disagree with your comment that the Company is currently subject to Regulation S-X. The foregoing analysis is based on a reasonable interpretation of the transition rules currently in effect. We have researched this issue and did not find any published authorities to the contrary. If there are authorities that contradict our analysis, please feel free to forward it and we will be happy to review it. The Company is mindful of its filing category and pursuant to your comments will begin providing disclosures required by Regulation S-K after the end of this fiscal year.

Form 10-QSB as of March 31, 2005

Consolidated Statements of Cash Flows, page 6

5.	We refer to the response comment 17. Future filings should also make disclosure about the business purpose of the loan.

Response: The Company will provide the necessary disclosure of such loan in both MD&A and footnotes in the coming filings.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                Very truly yours,

                Richardson & Patel LLP

/s/ Kevin K. Leung

Enclosures
cc (w/o encs.):	Mr. Sun Li, China Energy Savings Technology, Inc.
Mr. Dean Yamagata, Moore Stephens